SUPERCLICK, INC.
300-10222 St. Michel
Montreal, Quebec
Canada H1H-5H1

November 18, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Larry Spirgel, Assistant Director

Re:	Superclick, Inc. (File No. 000-51756) (the “Company”)

Dear Mr. Spirgel:

Please accept this letter as the Company’s acknowledgement of the following facts in connection with its filings with the United States Securities and Exchange Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SUPERCLICK, INC. By: /s/ Jean Perrotti Name: Jean Perrotti Title: Chief Financial Officer